


02005446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52630

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commerce Capital Investments, Inc.

RECD S.E.C.
MAR 1 2002
516

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Suite 200
(No. and Street)

Philadelphia	Pennsylvania	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terrence J. Malloy, Chief Financial Officer — (215) 282 4400 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Vincent J. Stafford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Capital Investments, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CEO/President

Title

Notary Public

Notarial Seal
Valerie A. Coates, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires May 23, 2005
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



■ **Ernst & Young LLP**
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

■ Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

The Board of Directors
Commerce Capital Investments, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Investments, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Capital Investments, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2002

Commerce Capital Investments, Inc.

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	748,003
Total assets	**$**	**748,003**
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	154,985
Total liabilities		154,985
Additional capital		500,000
Retained earnings		93,018
Total stockholder's equity		593,018
Total liabilities and stockholder's equity	**$**	**748,003**

See accompanying notes.

Commerce Capital Investments, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

Commerce Capital Investments, Inc. (the Company), a financial subsidiary of Commerce Bank, N.A. (CBNA), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc (NASD). CBNA is a wholly-owned subsidiary of Commerce Bancorp, Inc. (Bancorp), a multi-bank holding company headquartered in Cherry Hill, New Jersey.

The NASD granted the Company's application for membership effective January 18, 2001. The Company primarily underwrites and trades in corporate debt securities with institutional customer accounts.

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Revenue Recognition

Management fees and underwriting income include gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as underwriter or agent. Management fees are recorded on offering date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Interest income is recognized when earned.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate return basis and makes the required tax payments to Bancorp.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Recent Accounting Standards

Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133*, requires derivative instruments be carried at fair value. The Company has adopted the provisions of SFAS 133, as amended, for its annual reporting beginning January 1, 2001, the Statement's effective date. The adoption of the new Statement has had no significant effect on earnings or the financial position of the Company.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires it maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital was $593,018, which was $343,018 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

4. Related Party Transactions

The Company has entered into a management agreement with Commerce Capital Markets, Inc. (CCMI), an affiliated broker-dealer, whereby the Company agrees to pay CCMI fifty percent (50%) of its generated gross revenues in the form of a management fee. This fee is reimbursement of rent, utilities, salaries, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses paid by CCMI on the Company's behalf. The amount expensed and paid for the year ended December 31, 2001 was $104,896. This amount is included in other operating

4. Related Party Transactions (continued)

expenses on the Statement of Operations. The operating results or financial condition may have been significantly different had the Company been autonomous.